Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 31, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	H. Christopher Owings
Assistant Director

Re: CS China Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed December 14, 2007 File No.: 333-147294

Dear Mr. Owings:

On behalf of CS China Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 9, 2008, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Scott Anderegg.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Summary, page 1

1.
We note your response to comment 11 in our letter dated December 6, 2007, however, we are unable to find the cited language in your disclosure. Consequently, we reissue our comment. Ensure that you revise your disclosure here and in the appropriate location in the body of your prospectus.

We have included the previously cited language on pages 1 and 46 of the Registration Statement as requested.

We may require shareholders who wish to redeem their shares…, page 19

2.
We note your response to prior comment 12. Please revise the first risk factor on page 19 to state, if true, that it may be cost prohibitive for shareholders owning very few shares to pay the amount some brokerages charge to obtain physical stock certificates and elect conversion.

We have revised the disclosure on page 19 of the Registration Statement as requested.

Securities and Exchange Commission
January 31, 2008

Use of proceeds, page 32

3.	Please revise the table to address the $125,000 loan from Chien Lee and Sylvia Lee, which you state on page 34 “will be repaid out of the proceeds of this offering.”

As stated in the eighth paragraph of the “Use of Proceeds” section of the prospectus, the $125,000 loan made to the Company by Chien Lee and Sylvia Lee was used by the Company to pay a portion of the expenses of this offering including the SEC registration fee, the FINRA filing fee and legal and audit fees and expenses. As in previous offerings of this type reviewed by the Commission, these items have already been deducted from the gross proceeds of the offering as demonstrated in the Use of Proceeds table. As a result, the repayment of the loans is already contemplated and accounted for in the net proceeds of the offering and the Company will be repaying the loans following consummation of the offering. Since the net proceeds amount already contemplates the deduction of offering expenses paid for by the loans, further reducing the net proceeds by the repayment of the loans would double count such amounts and have the effect of artificially decreasing the net proceeds of the offering. Therefore, we respectfully do not believe any revision to the disclosure is required.

Conflicts of Interest, page 58

4.
We note your response to prior comment 20 and the statement on page 60 that you will not acquire an entity with which your management, through their other business activities, is currently having acquisition or investment discussions. Please revise to state whether such discussions have occurred and, if so, briefly describe them.

We have revised the disclosure on page 60 of the Registration Statement as requested.

Taxation, page 73

5.
We refer you to prior comment 27. You state on page 75 that, “[g]enerally, a U.S. holder should not be required to recognize income, gain or loss upon exercise of a warrant.” As the company is not qualified to provide a tax opinion, and with a view to disclosure, advise us if you have received a tax opinion.

We currently indicate as follows on page 74 of the Registration Statement:

“We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed below, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.”

Securities and Exchange Commission
January 31, 2008

Accordingly, we respectfully believe that no revision to the disclosure in the Registration Statement is necessary.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,
/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Chien Lee
Sylvia Lee